EXHIBIT 99.1

CONTACT

Edward Wong, Financial Controller

011-852-2810-7205 or fc@chrb.com

FOR IMMEDIATE RELEASE

CHINA NATURAL RESOURCES RELEASES

INTERIM RESULTS OF OPERATIONS

HONG KONG, September 19, 2007 – CHINA NATURAL RESOURCES, INC. (NASDAQ: CHNR), a company based in the People’s Republic of China, today released unaudited interim financial statements for the three and six months ended June 30, 2007 as follows.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (UNAUDITED)

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2007 AND 2006

(Amounts in thousands, except share and per share data)

	Three Months Ended June 30,			Six Months Ended June 30,
	2007	2006	2007	2007	2006	2007
	RMB	RMB	US$	RMB	RMB	US$

NET SALES	33,070	32,526	4,346	58,962	51,664	7,748

COST OF SALES	(10,205)	(8,961)	(1,341)	(17,991)	(17,042)	(2,364)
	-----------	-----------	-----------	-----------	-----------	----------
GROSS PROFIT	22,865	23,565	3,005	40,971	34,622	5,384

SELLING, GENERAL AND
ADMINISTRATIVE EXPENSES	(2,673)	(3,715)	(351)	(5,738)	(7,106)	(754)

INTEREST INCOME	424	135	56	843	235	110

OTHER INCOME (EXPENSE), NET	(34)	1,083	(5)	(41)	4,958	(5)
	-----------	-----------	-----------	-----------	-----------	----------

INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	20,582	21,068	2,705	36,035	32,709	4,735

INCOME TAXES	(3,267)	(3,338)	(430)	(5,798)	(4,906)	(762)
	-----------	-----------	-----------	-----------	-----------	----------
INCOME FROM CONTINUING OPERATIONS	17,315	17,730	2,275	30,237	27,803	3,973

DISCONTINUED OPERATIONS Loss from discontinued advertising and HARC operations, net of taxes of nil	-	(212)	-	-	(486)	-
	-----------	-----------	-----------	-----------	-----------	----------
NET INCOME	17,315	17,518	2,275	30,237	27,317	3,973
	-----------	-----------	-----------	-----------	-----------	----------
Other comprehensive income (loss):
Foreign currency translation Adjustments	(360)	(3)	(47)	(564)	(11)	(74)
	-----------	-----------	-----------	-----------	-----------	----------
COMPREHENSIVE INCOME	16,955	17,515	2,228	29,673	27,306	3,899
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INCOME PER SHARE: Basic Income from continuing operations Loss from discontinued operations	1.50 -	1.54 (0.02)	0.20 -	2.62 -	2.87 (0.05)	0.34 -
	-----------	-----------	-----------	-----------	-----------	----------
	1.50	1.52	0.20	2.62	2.82	0.34
	======	======	======	======	======	======

INCOME PER SHARE: Diluted Income from continuing operations Loss from discontinued operations	1.29 -	1.27 (0.02)	0.17 -	2.23 -	2.27 (0.04)	0.29 -
	-----------	-----------	-----------	-----------	-----------	----------
	1.29	1.25	0.17	2.23	2.23	0.29
	======	======	======	======	======	======

WEIGHTED AVERAGE NUMBER
OF SHARES OUTSTANDING
Basic	11,548,416	11,548,416	11,548,416	11,548,416	9,670,407	11,548,416
	========	========	========	========	========	========
Diluted	13,377,836	13,959,662	13,377,836	13,547,420	12,240,535	13,547,420
	========	========	========	========	========	========

CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF JUNE 30, 2007 AND DECEMBER 31, 2006

(Amounts in thousands, except share and per share data)

	June 30,	December 31,	June 30,
	2007	2006	2007
	RMB	RMB	US$
	(Unaudited)		(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	148,130	136,991	19,465
Trade receivables	11,562	504	1,519
Other receivables, deposits and prepayments	1,594	604	210
Inventories	4,554	5,231	599
	----------	----------	----------
TOTAL CURRENT ASSETS	165,840	143,330	21,793
PROPERTY AND EQUIPMENT	36,981	37,435	4,859
	----------	----------	----------
TOTAL ASSETS	202,821	180,765	26,652
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LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	1,487	1,231	196
Accrued liabilities	31,075	30,880	4,083
Advances from customers	2,331	2,650	306
Amounts due to a related company	2,312	3,444	304
Amounts due to a director	-	8,594	-
Dividends payable	170	170	22
Taxes payable	5,242	3,265	689
	----------	----------	----------
TOTAL LIABILITIES – ALL CURRENT	42,617	50,234	5,600
	----------	----------	----------

SHAREHOLDERS’ EQUITY
Common shares, no par:
Authorized – 200,000,000 shares
Issued and outstanding –11,548,416 shares in
2006 and 2005, respectively	47,250	47,250	6,209
Appropriated retained earnings	7,331	7,331	963
Retained earnings	106,417	76,180	13,984
Other comprehensive loss	(794)	(230)	(104)
	----------	----------	----------
TOTAL SHAREHOLDERS’ EQUITY	160,204	130,531	21,052
	----------	----------	----------

TOTAL LIABILITIES AND SHAREHOLDERS’
EQUITY	202,821	180,765	26,652
	======	======	======

The condensed consolidated statement of operations and comprehensive income for the three and six months ended June 30, 2007 (unaudited) and the condensed consolidated balance sheet as of June 30, 2007 (unaudited) have been prepared in accordance with generally accepted accounting principles in the United States but omit certain financial statements and note disclosure that would be included in full financial statements prepared in accordance with USGAAP.  The condensed consolidated statement of operations and comprehensive income for the three and six months ended June 30, 2007 (unaudited) and the condensed consolidated balance sheet as of June 30, 2007 (unaudited) are derived from, and should be read in conjunction with, the Company’s unaudited condensed consolidated financial statements for the three and six months ended June 30, 2007 and 2006, which was furnished to the Securities and Exchange Commission on September 19, 2007 under cover of Form 6-K.  The results of operations for the six months ended June 30, 2007 are not necessarily indicative of the results of operations that may be expected for the year ending December 31, 2007.

This press release includes forward-looking statements within the meaning of federal securities laws.  These forward-looking statements are based upon assumptions believed to be reliable, but involve risks and uncertainties that may cause actual results of operations to differ materially from the forward-looking statements.  Among the risks and uncertainties that could cause our actual results to differ from our forward-looking statements are our intent, belief and current expectations as to business operations and operating results of the Company, uncertainties regarding the governmental, economic and political circumstances in the People’s Republic of China, risks and hazards associated with the Company’s mining activities, uncertainties associated with ore reserve estimates, uncertainties associated with metal price volatility, uncertainties associated with the Company’s reliance on third-party contractors and other risks detailed from time to time in the Company’s Securities and Exchange Commission filings. Although the Company’s management believes that the expectations reflected in forward-looking statements are reasonable, it can provide no assurance that such expectations will prove to be accurate.